April 1, 2002

Securities and Exchange Commission

Ladies and Gentlemen,

Arthur Andersen LLP ("Andersen"), our independent public accountant, has represented to us that its audit of our consolidated financial statements as of December 31, 2001, was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and appropriate availability of national office consultation. The availability of personnel at foreign affiliates of Andersen was not relevant to our audit, and, thus, we received no assurance from Andersen regarding such availability.

Very truly yours,

Chief Financial Officer